

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Greg Lipschitz
Interim Chief Executive Officer
Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

Re: Firefly Neuroscience, Inc.
Registration Statement on Form S-1
Filed February 7, 2025
File No. 333-284782

Dear Greg Lipschitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Bevilacqua, Esq.